

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 30, 2006

Mr. Peter Mak
Chief Financial Officer
New Dragon Asia Corporation
Suite 2808, International Chamber of Commerce Tower
Fuhua Three Road, Shenzhen, China

> **Re:** **New Dragon Asia Corporation**
> **Form 10-K/A for Fiscal Year Ended December 25, 2005**
> **Filed September 28, 2006**
> **Form 10-Q/A for the Fiscal Quarters Ended March 25, 2006 and June 25, 2006**
> **Filed September 28, 2006**
> **Response Letter Dated September 28, 2006**
> **File No. 1-15046**

Dear Mr. Peter Mak:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 25, 2005

Note 2 Basis of Presentation, page F-8

Restatement of Financial Statements to Reflect Derivative Accounting

1.   We note that you have restated earnings per share by reducing weighted average shares outstanding by 2.91 million shares. Please expand your disclosures to:

- Describe the restatement
- Describe the accounting previously applied which you indicate was in error
- The correct accounting method resulting in the restatement

- Describe this error as part of the explanatory disclosure located through out your document addressing the reasons you are amending and restating your financial statements.

2. We note that the error correction did not result in any tax effects on your financial statements. Please describe how you considered the provisions of SFAS 109 on your error corrections as they relate to your consolidated balance sheet and statement of operations. To the extent necessary please amend your restated presentation and all affected financial statements.

Note 4 Consolidated Balance Sheet Presentation, page F-15

3. We note your expanded disclosures and response to prior comment three and are not able to agree with your conclusions. Accordingly, prior comment three is reissued in its entirety. Additionally we note that you have not provided the financial information for all the same periods for which audited consolidated financial statements are required. Please refer to Rule 12-04 of Regulation S-X and expand your disclosure accordingly.

Note 12 Convertible Preferred Stock, page F-14

4. We note your response to prior comment 14 providing your expanded disclosure regarding the terms of your Series A and B preferred shares. However, we were unable to locate the disclosure in note 12 to your financial statements accompanying your amended 10-K. Please expand your disclosure in your financial statement foot notes as set forth in your response.

Note 17 Commitments, page F-15

5. We note your response to prior comment 17 indicating that you pay a pre-determined annual fee to your joint venture partners in exchange for 100% profits interest in each of the NDAFLY, NDAFY and NDAFS joint ventures. As such it appears that your equity interest in these joint ventures may be disproportionate to your interest in the residual benefits or expected losses. Please provide us with a complete FIN 46(R) analysis to determine whether or not these entities qualify for consolidation.

Form 10-Q/A for the Fiscal Quarter ended June 25, 2006

<u>General</u>

18.   Please revise your interim report on Form 10-Q as necessary to comply with all applicable comments written on your annual report above.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief